UPSNAP, INC.
134 Jackson Street, Suite 203, P.O. Box 2399
Davidson, North Carolina 28036
Tel:  (919) 412-8132

June 2, 2006

VIA EDGAR - FORM AW

Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	UPSNAP, INC. - Application for Withdrawal of Registration Statement on Form SB-2 (File No. 333-130785)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Upsnap, Inc., a Nevada corporation (the “Registrant”), hereby applies for withdrawal of its Registration on Form SB-2, including all exhibits thereto (File No. 333-130785), that was filed with the Securities and Exchange Commission (the “Commission”) on May 31, 2006 (the “Registration Statement”). The Registrant is now requesting withdrawal of the Registration Statement as the incorrect File No. was submitted. The identical Registration Statement will be filed under the correct File No. 333-132893. The Registration Statement has not been declared effective by the Commission, and no sales of the securities have been made pursuant to the Registration Statement.

Accordingly, the Registrant hereby respectfully requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

Please fax a copy of the written order as soon as it is available to the Registrant, at (704) 500-2677, and to the attention of the Registrant’s counsel, Gregory Katz of Thelen Reid & Priest LLP, at (212) 829-2033. It is our understanding that this application for withdrawal of the Registration statement will be deemed granted on the date that it is filed with the Commission unless, within fifteen (15) days after such date, the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions with respect to this matter, please call Mr. Katz at (212) 603-6775. Thank you for your assistance in this matter.

Very truly yours,
UPSNAP, INC. By: /s/ Tony Philipp
President